Exhibit 4.9

24 February 2010
Mr. John W. Zimmerman
1551 Wewatta Street
Denver
CO 83202
USA

Dear John:

Your Employment with Tomkins plc

This letter amends your employment letter dated 31 October 2007 (the “Agreement”) as follows:

A.	Paragraph 9, Termination, is replaced in its entirety with the following:

“9.	Termination:

(a)
Your employment will terminate on:  (i) the acceptance by the Company of your voluntary resignation as of its effective date, provided that the Company is given not less than six (6) months prior written notice of your intention to resign; (ii) at the Company’s option, your disability in a circumstance where you are entitled to claim benefits under the Company’s long term disability policy, subject to any statutory requirement to accommodate such disability; (iii) your death; (iv) your Retirement; or (v) your dismissal by reason of your knowing and material breach of any of the provisions of paragraph 8 or 10 or any other material terms of this agreement.  In any of such events, you will not be entitled to any compensation or benefits other than (x) Base Salary earned through the Termination Date, which shall be paid within thirty (30) days of your Termination Date, (y) any amount earned or owing to you but not yet paid, which amount shall be paid no later than the Short-term Deferral Deadline, and (z) any other benefits to which you are entitled, if any, in accordance with the provisions of applicable plans, programs and arrangements of the Company and its affiliates (the amounts described in (x), (y) and (z) are collectively referred to hereinafter as the “Accrued Obligations”).  Notwithstanding the foregoing, you may also be entitled to the rights and prorated Annual Bonus provided by subparagraph 9(d).  For purposes of this paragraph 9, the phrase “Termination Date” means either the date on which your employment terminates pursuant to the first sentence of this subparagraph 9(a) or the effective date of a notice given by the Company pursuant to subparagraph 9(b), as the case may be.  For purposes of this paragraph 9, the phrase “Short-term Deferral Deadline” means the last day on which a payment would qualify as a short-term deferral under Treas. Reg. § 1.409A-1(b)(4).  A payment that occurs no later than the 15th day of the third month following your first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Internal Revenue Code) or the 15th day of the third month following the end of the Company's first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture generally qualifies as a payment before the Short-Term Deferral Deadline.

(b)
Unless terminated earlier under subparagraph 9(a), the Company may terminate your employment by giving you not less than 12 months' notice in writing at any time (the “Termination Notice”). At any time after it gives such notice of termination the Company shall not be obliged to provide you with work and it may, in its discretion, take any one or more of the following steps in respect of any unexpired period of notice:

(i)	require you to comply with such reasonable conditions as it may specify in relation to attending at, or remaining away from, the place(s) of business of the Company;

(ii)	withdraw any powers vested in, or duties assigned to, you; or

(iii)
require you to forthwith resign as a director of the Company and from all offices held by you in any affiliate of the Company and from all other appointments or offices which you hold as nominee or representative of the Company or any affiliate of the Company and, if you fail so to do, the Company is irrevocably authorised by you to appoint some person in your name and on your behalf to execute such documents and to do such other things as are reasonably necessary to give effect to such resignations;

provided that you shall continue to receive your Base Salary, Annual Bonus and Benefits provided for elsewhere in this agreement (collectively the “Compensation”) until the Termination Date, and provided that you shall continue to be eligible to receive variable compensation and any other awards or entitlements provided for elsewhere in this agreement, without any diminution or reduction resulting from the operation of this clause. The Company shall procure that you are treated as a Good Leaver for such awards or entitlements for the purposes of any relevant plans.

(c)
If your employment is terminated pursuant to subparagraph 9(b), you will not be entitled to any compensation or benefits after the Termination Date other than (i) the Accrued Obligations, (ii) any accrued (but not taken) vacation pay with pro ration for any partial year of employment, which amount shall be paid within thirty (30) days of the Termination Date, (iii) reasonable outplacement services actually incurred by you which are directly related to the termination of your employment with the Company and which are incurred only during a 6-consecutive month period that ends within or with the 12-month period following the Termination Date, and (iv) the rights and prorated Annual Bonus to which you may be entitled under subparagraph 9(d).

(d)
Provided you are a “Good Leaver” as of the Termination Date, upon such date: (i) the restrictions on trading in any Bonus Shares shall have no further effect and (ii) you shall vest in and be paid no later than the Short-term Deferral Deadline such of your unpaid Deferred Shares in such proportion as the number of months since the date of grant of the corresponding Bonus Shares bears to 36 months.  In the event of a termination of your employment other than for dismissal for cause or for breach pursuant to subparagraph 9(a)(v), the Company will also pay your Annual Bonus on a prorated basis to the Termination Date, such prorated amount to be paid to you at the time the annual bonuses for the Company are paid to all employees, but in no event later than the Short-term Deferral Deadline.

(e)
If, after the Company provides you Termination Notice in accordance with subparagraph 9(b), your employment is terminated pursuant to an event described in subparagraph 9(a), you shall be considered to have terminated your employment pursuant to subparagraph 9(a).  By way of illustration, in the event you knowingly and materially breach any of the provisions of paragraph 10 after a Termination Notice has been given pursuant to subparagraph 9(b), the Company may elect to immediately terminate your employment pursuant to subparagraph 9(a)(v).

(f)
In the event that any actions taken by the Company after the giving of a Termination Notice cause or may be deemed to cause a “separation from service” under Treas. Reg. § 1.409A-1(h)(1) then, notwithstanding the foregoing provisions of this paragraph 9, to the extent the amount of the Compensation does not exceed the Separation Pay Exemption Amount, such amount shall be exempt from Section 409A of the Internal Revenue Code (“Section 409A”) and shall be paid in strict accordance with the foregoing provisions of this paragraph 9.  The amount of the Compensation that is in excess of the Separation Pay Exemption Amount shall be subject to the requirements of Section 409A and shall be paid in accordance with the foregoing provisions of this paragraph 9, unless you are a Specified Employee upon your separation from service in which case the excess amount shall be paid as follows:  (i) no portion of the excess amount may be paid, or commence to be paid, earlier than 6 months after your separation from service, (ii) in the case of a payment that would have otherwise been paid during such 6-month period, the payment shall be made on the first day of the seventh month following the date on which you separated from service, (iii) in the case of instalment payments that would have otherwise been paid during such 6-month period, such instalment payments shall be accumulated and paid on the first day of the seventh month following the date on which you separated from service and the remaining instalments shall be paid in strict accordance with the foregoing provisions of this paragraph 9, and (iv) the determination of the Compensation payable under this agreement that may be considered excess amounts shall be made in the following order (those that are listed first shall be considered not to exceed the Separation Pay Exemption Amount to the maximum extent possible): (I) Benefits, then (II) any payments in cash that are to be paid in instalments, then (III) any payments in cash that are to be paid in a lump sum, and (IV) any noncash payments.  For purposes of this subparagraph 9(f), the phrase “Separation Pay Exemption Amount” means an amount equal to two times the lesser of (x) the sum of your annualized compensation based upon the annual rate of pay for services provided to the Company for your taxable year preceding the taxable year in which you separate from service (adjusted for any increase during that year that was expected to continue indefinitely if you had not separated from service); or (y) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which you separate from service, and the phrase “Specified Employee” shall be defined in accordance with Treas. Reg. §1.409A-1(j) and such rules as many be established by the Company (including its delegate) from time to time.

(g)
The terms and conditions of this letter agreement are in lieu of and not in addition to and in full satisfaction of any and all other claims and entitlements which you have or may have upon the termination of your employment in any of the circumstances contemplated by this agreement, by statute or at common law including, without limitation for severance pay entitlement, notice of termination or pay in lieu thereof, salary, bonuses, automobile allowances, vacation and/or vacation pay and other remuneration and benefits payable or otherwise provided to you in relation to your employment by the Company (including, specifically, any preceding employment by the Company or the Tomkins Group); and the compliance by the Company with these terms will effect a full and complete release of the Company for any and all claims which you may have then for whatever reason or cause in connection with your employment and the termination of it other than those obligations specifically reflected in this letter agreement.  By agreeing to the terms of this letter agreement, and in order to be entitled to the Compensation, benefits and other rights provided by subparagraphs (b) and(c), you must effectively execute such releases (including, but not limited to, a release immediately following the delivery of Termination Notice and a supplemental release immediately following the Termination Date) as the Company, in its sole discretion, deems necessary or advisable and deliver resignations from all offices, positions and directorships held with the Company or any of the Tomkins Group if and when requested by the Company.  In the case of any defined benefit pension plan of which you are a member as at the date of the termination of your employment, service accrual will cease at the date of termination of employment and you will either become a pensioner or deferred pensioner in accordance with the rules of that pension plan including any “Good Leaver” provisions where applicable.  In the event that you fail to execute such release as the Company may require pursuant to this subparagraph 9(g) your employment shall terminate on the day on which Termination Notice is given by the Company (or such later date as the Company may specify in writing) and the Company shall (i) not treat you as a “Good Leaver” for the purposes of the Annual Bonus Incentive Plan and (ii) shall not (and shall not be obliged to) make any payment to you or provide any benefits to you following the termination of your employment under this paragraph 9 or otherwise save in respect of salary accrued and earned up to the date of termination.  In the event that you bring any claim against the Company in respect of the termination of your employment (whether or not you have signed a release) the Company shall (x) require you to repay any sums paid to you after the giving of a Termination Notice under subparagraph 9(b) above and (y) require you to use your best endeavours to find alternative employment as soon as possible following the termination of your employment with the Company and (z) set off any sums earned (or sums that you could reasonably be expected to have earned if you have used your best endeavours) against any award of damages or compensation ordered to be paid to you by a court of competent jurisdiction.”

B.	Subparagraph c) of the definition of “Benefits” of Schedule A is replaced in its entirety with the following:

“c)
Five weeks of vacation in respect of each completed twelve (12) month period, to be taken at such time or times as are mutually convenient to you and the Company, but not payment in lieu thereof.  Unused vacation cannot be carried forward; and”

C.	Except as modified herein the Agreement remains in full force and effect unchanged.

If the revisions to your terms of employment as set out in this letter are acceptable to you, please sign and date three copies in the places indicated and return two signed and dated copies to the undersigned, at which time those revisions will become effective.

Yours very truly

James Nicol
Chief Executive Officer

I hereby accept the revisions to the terms and conditions of my employment as set out above and acknowledge that the Agreement, as modified by this letter, contains all the terms and conditions of my employment with the Company, as and from the date hereof, and that no other terms, conditions or representations form part of this agreement.

SIGNED, SEALED & DELIVERED In the presence of:
Witness	[name of employee]

Date